EXHIBIT 99.3

Non-IFRS Measures and Recent Developments

Under IFRS accounting, the sale of a non-controlling interest in a subsidiary is accounted for as an equity transaction, with no gain or loss recognized in the consolidated statement of income. Any difference between the selling price and the book value is recognized in Shareholder’s Equity. This type of transaction had not been contemplated when the Company originally defined its Adjusted EBITDA in 2010. Management believes that the sale of a controlling or non-controlling interest in a subsidiary, whose main underlying asset is farmland, is a key element in its Land Transformation business since in either case it allows the Company to monetize the capital gains generated by the transformation of undeveloped or underutilized farmland, thereby enhancing return on invested capital. Accordingly, the Company has decided to include the gains and lossess from sales on non-controlling interests in subsidiaries in its Adjusted EBITDA definition, as discussed below.

We present Adjusted Consolidated EBITDA, Adjusted Segment EBITDA, Adjusted Consolidated EBIT and Adjusted Segment EBIT as supplemental measures of performance of our company and of each operating segment, respectively, that are not required by, or presented in accordance with IFRS.

Our Adjusted Consolidated EBITDA equals the sum of our Adjusted Segment EBITDA for each of our operating segments. We define “Adjusted Segment EBITDA” for each of our operating segments as the segment’s share of consolidated profit (loss) from operations before financing and taxation for the year, as applicable, before depreciation and amortization and unrealized changes in fair value of our long-term biological assets and adjusted by profit and loss from discontinued operations and by gains or losses from disposals of non-controlling interests in subsidiaries, whose main underlying asset is farmland, which are reflected in our Shareholders Equity under the line ítem “Reserve from the sale of minority interests in subsidiaries.”

Our Adjusted Consolidated EBIT equals the sum of our Adjusted Segment EBITs for each of our operating segments. We define “Adjusted Segment EBIT” for each of our operating segments as the segment’s share of consolidated profit from operations before financing and taxation for the year, as applicable, before unrealized changes in fair value of our long-term biological assets and adjusted by profit and loss from discontinued operations and by gains or losses from disposals of non-controlling interests in subsidiaries, whose main underlying asset is farmland, which are reflected in our Shareholders Equity under the line ítem “Reserve from the sale of minority interests in subsidiaries.”

We believe that Adjusted EBITDA and Adjusted EBIT are for the Company and each operating segment, important measures of operating performance because they allow investors and others to evaluate and compare our consolidated operating results and to evaluate and compare the operating performance of our segments, respectively, including our return on capital and operating efficiencies, from period to period by removing the impact of our capital structure (interest the gains and losses from disposals of non-controlling interests in subsidiaries from our outstanding debt), asset base (depreciation and amortization), tax consequences (income taxes), unrealized changes in fair value of biological assets (a significant non-cash gain or loss to our consolidated statements of income following IAS 41 accounting), foreign exchange gains or losses and other financial expenses. In addition, by including the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, investors can evaluate the full value and returns generated by our land transformation activities. Other companies may calculate Adjusted EBITDA and Adjusted EBIT differently, and therefore our Adjusted EBITDA and Adjusted EBIT may not be comparable to similarly titled measures used by other companies. Adjusted EBITDA and Adjusted EBIT are not measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss), cash flows from operating activities, segment’s profit from operations before financing and taxation and other measures determined in accordance with IFRS. Items excluded from Adjusted EBITDA and Adjusted EBIT are significant and necessary components to the operations of our business, and, therefore, Adjusted EBITDA and Adjusted EBIT should only be used as a supplemental measure of our company’s operating performance, and of each of our operating segments, respectively. We also believe Adjusted EBITDA and Adjusted EBIT are useful for securities analysts, investors and others to evaluate the financial performance of our company and other companies in the agricultural industry. These non-IFRS measures should be considered in addition to, but not as a substitute for or superior to, the information contained in either our statements of income or segment information.

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Recent Developments

Sale of 49% of interest in Global Anceo S.L.U. and Global Hisingen S.L.U.

On June 17, 2014, Adecoagro comleted the sale of a 49% interest in Global Anceo S.L.U. and Global Hisingen S.L.U, two Spanish subsidiaries, for a total price of $50.5 million. The main underlying assets of these subsidiaries are La Guarida and Los Guayacanes, two farms located in the Agentine provinces of Salta and Santiago del Estero, respectively.

Los Guayacanes and La Guarida farms have a total area of 26,299 hectares and were acquired by Adecoagro in 2007 for a total consideration of $51.1 million. Following the acquisition, Adecoagro transformed and developed over 10,000 hectares of cattle pastures into crop producing farmland. The farms are currently composed of 17,371 hectares of croppable land, which are used for growing grains and oilseeds and over 6,000 hectares of cattle grazing pastures.

As the Company did not lose control of its subsidiaries, this transaction was accounted as adjustment to equity and the gain was recorded in the Statement of Changes in Shareholders’ Equity under the line item “Reserve from the sale of non-controlling interests in subsidiaries”. The transaction resulted in an increase of equity attributable to owners of the Company of US$ 25.6 million and also an increase in non-controlling interest of US$ 8.0 million.

Share Repurchase Program

On August, 12, 2014, the Board of Directors approved the extension of the Company’s share repurchase program for an additional twelve month period ending on September 23, 2015. Under the buyback program, the Company can continue acquiring shares up to 5% of the outstanding share capital. As of the date of this report, the Company has repurchased a total of 2.3 million shares for a total consideration of $18.1 million and an average price of $7.72 dollars per share.

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